FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: October 28, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary






                                 News Release

For immediate release

Trading Symbol:  NCT                   Contact:  Carolyn Conner
Exchange Listing:  Toronto                       (416) 507-5239
                   Montreal
                   New York

   Newcourt and Bank Hapoalim Announce Financial Close of US$1.2
                    billion Cross-Israel Highway Project

    Project is one of the largest privately financed infrastructure projects in the world.

Toronto, Canada and Tel Aviv, Israel, October 28, 1999 - Newcourt Capital, the corporate finance business of Newcourt Credit Group, and Bank Hapoalim today announced that they have reached financial close on the US$1.2 billion Cross-Israel Highway project. This closing includes the execution of all agreements on the commercial and financial terms and conditions among the borrower, the commercial lenders, the State of Israel and the state toll highway authority.

"The financial closing follows a period of lengthy negotiations, which began when the Derech Eretz Consortium was selected as the preferred bidder in January of 1998," said Warren Thomson, Managing Director of Newcourt Capital's Public Sector Finance Group. "In the end, we believe that we have created the ideal financing structure. It includes an optimal mixture of domestic and international debt and equity and ensures the lowest possible toll rate."

"This project is one of the largest privately financed infrastructure projects in the world," commented Dr. Ehud Kaufman, Senior Assistant Managing Director of Israel's Bank Hapoalim. "We are proud to be part of the team making it happen and are pleased to be working with such strong international and domestic partners to bring about this state-of-the-art infrastructure project, which is so critical to the Israeli economy."

Bank Hapoalim is lead arranger of US$850 million domestic debt financing and Newcourt Capital is lead arranger of US$250 million international debt. The remaining funding is equity from the project sponsors.

The Derech Eretz Consortium will begin construction on the US$1.2 billion highway project immediately. Derech Eretz Ltd. is an international consortium of partnerships of AGRA Inc. (TSE:AGR), Armbro Enterprises Inc. (TSE:ARE) and BFC Construction Corporation (TSE:BFC) of Canada, as well as Africa Israel Investments Ltd. (IT:
AFIL) and Housing & Construction Holding Co. Ltd. (IT: HUCN) of
Israel.

Bank Hapoalim is the largest Israeli bank with assets in excess of US$48 billion. The Company's shares are listed on the London and Tel Aviv stock exchanges as POLI.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with a global capability in 26 countries. Newcourt and The CIT Group (NYSE:
CIT) recently announced that they had signed an agreement to combine the two companies to create the largest publicly owned commercial finance company with over US$50 billion in managed financial assets. The transaction recently received regulatory and shareholder approval and is expected to close sometime in the fourth quarter.


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